Mail Stop 3561

November 10, 2008

Paul Marciano, CEO
Guess?, Inc.
1444 South Alameda Street
Los Angeles, California 90021

> **Re: Guess?, Inc.**
> **Form 10-K for fiscal year ended February 2, 2008**
> **Filed April 1, 2008**
> **File No. 001-11893**

Dear Mr. Marciano:

We have reviewed your response letter dated October 2, 2008, and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement, Filed May 15, 2008

Executive Compensation, page 25

1.   We note your response to comment two of our letter dated September 4, 2008, and we reissue the comment. Please provide a more detailed analysis as to how disclosures of your EPS goals under the Annual Incentive Bonus Plan and Long-Term Equity Award Program would cause you substantial competitive harm.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Edwin Kim at 202-551-3297 or Pamela Howell, Special Counsel, at 202-551-3357 if you have any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jason T. Miller, Assistant General Counsel
        Fax: (213) 765-0911